SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)

WESTPOINT STEVENS INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

961238 10 2
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1 (b)

☒   Rule 13d-1 (c)

☐   Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 961238 10 2	Page 2 of 6 Pages

(1)	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (entities only) The Bank of Nova Scotia

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
(5) Sole Voting Power 749,926

(6) Shared Voting Power 0

(7) Sole Dispositive Power 749,926

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 749,926 at December 31, 2003

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.5%*

(12)	Type of Reporting Person (See Instructions) CO

*	Based on 49,897,409 shares of Class A Common Stock at December 31, 2003 as advised by WestPoint Stevens Inc.

Item 1(a).	Name of Issuer

WestPoint Stevens Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

WestPoint Stevens Inc.
507 West Tenth Street
West Point, Georgia 31833

Item 2(a).	Name of Persons Filing

Of the 749,926 Class A Common Stock reported herein as being owned by The Bank of Nova Scotia (the “Bank”):

•	77,358 are owned by the Bank directly; and

•	672,568 are held by Calder & Co, a partnership established to hold securities in the partnership name for the account and subject to the order of the Bank (the “Nominee”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

	The Bank:	The Bank of Nova Scotia
Attention: Group Compliance
44 King Street West
Toronto, Ontario, Canada M5H 1H1

	The Nominee:	Calder & Co.
c/o The Bank of Nova Scotia
One Liberty Plaza, 24th Floor
New York, New York 10006
Item 2(c).	Citizenship

	Scotiabank:	Organized under the laws of Canada.

	The Nominee:	A New York partnership.

Item 2(d).	Title of Class of Securities

Class A, Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

961238 10 2

Item 3.	Filing Category

Not applicable

Item 4(a).	Amount Beneficially Owned

749,926

Item 4(b).	Percent of Class

1.5%

Item 4(c).	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote:

749,926

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or to direct the disposition:

749,926

(iv)	shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of the signatory’s knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004

THE BANK OF NOVA SCOTIA

	By:	/s/ D.A. Smith

	Name:	D.A. Smith
	Title:	Vice-President, Group Compliance